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                                                                  Exhibit (a)(2)

                                  April 4, 2001


Dear Employee:

     Attached you will find the details of a stock option exchange program. As you know, we are committed to the concept of employees as owners. Because of the recent stock market volatility and your continued dedication, we want to offer this exchange program. We believe this program will help to further align the interests of the company and each employee.

     Please take the time to carefully read the documents and instructions enclosed with this letter. You need to return the election form no later than 12 midnight, east coast time, on May 3, 2001.

     If you have any questions about the offer, please contact Robert Todd of Akamai at (617) 250-4612 or Tracey Spruce of Akamai at (617) 613-2572, or send an email to exchangeprogram@akamai.com.


Sincerely,


George H. Conrades
Chief Executive Officer

Enclosures